Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) hereby informs its shareholders and the market in general that it has submitted a binding proposal and, on this date, entered into a Share Purchase Agreement with Companhia Paranaense de Energia (“COPEL”) for the acquisition of COPEL’s entire equity interest in Dona Francisca Energética S.A. (“DFESA”), corresponding to 23.03% of its share capital. The transaction implies an enterprise value of R$150 million.

The purchase price will be paid in cash on the closing date, using the Company’s own available resources and is subject to customary closing adjustments in accordance with the terms and conditions set forth in the definitive agreements. Additionally, the closing of the transaction is subject to the satisfaction of customary conditions precedent for transactions of this nature, including approval by the Brazilian antitrust authority.

Additionally, the transaction includes the waiver by COPEL of its right of first refusal in connection with the acquisition by the Company of the equity interest held by Centrais Elétricas de Santa Catarina (“CELESC”), as disclosed in the Notice to the Market dated April 16, 2026.

DFESA is a privately held corporation engaged in electric power generation. It holds an 85% ownership interest in the concession consortium of the Dona Francisca Hydroelectric Power Plant, located on the Jacuí River, in the State of Rio Grande do Sul, between the municipalities of Agudo and Nova Palma. The plant has an installed capacity of 125 MW and firm energy of 72.5 average MW, of which approximately 66 average MW are allocated to DFESA.

Currently, Gerdau holds 53.94% of DFESA’s share capital, corresponding to 35.6 average MW of energy. After completion of the acquisition of the interests held by CELESC and COPEL, which will occur upon the fulfillment of the conditions precedent and the receipt of the required approvals, the Company will hold 100% of DFESA’s share capital through a total investment of R$300 million in enterprise value, increasing its self-generation capacity by 30.4 average MW. As a result, Gerdau will utilize the full 65.94 average MW of firm energy available at DFESA for self-generation purposes.

The acquisition is aligned with Gerdau’s capital allocation discipline, enhancing cost competitiveness across its businesses and increasing self-generation to more than 50% of its energy consumption, with a focus on renewable energy and in line with the Company’s previously disclosed decarbonization strategy.

São Paulo, June 15, 2026.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer